Exhibit 99.58

EXECUTION VERSION

AGREEMENT OF MERGER

This Agreement of Merger is made and entered into as of January 17, 2024 by and among Sun Pharmaceutical Industries Ltd., a corporation organized under the laws of India (“Parent”), Alkaloida Chemical Company ZRT (f/k/a Alkaloida Chemical Company Exclusive Group Limited) (“Alkaloida”), a corporation organized under the laws of Hungary and under the control of Parent, The Taro Development Corporation, a corporation organized under the laws of New York and under the control of Parent (“TDC”), Sun Pharma Holdings, a corporation organized under the laws of Mauritius and a direct wholly owned subsidiary of Parent (“SPH”), Libra Merger Ltd., an Israeli company under the control of Parent and a direct wholly owned subsidiary of Alkaloida, TDC and SPH (“Merger Sub”), and Taro Pharmaceutical Industries Ltd., an Israeli company (the “Company”). Certain capitalized terms used but not defined in this Agreement are defined in Exhibit A hereto.

Recitals

A.    (i) Parent beneficially owns, within the meaning of Rule 13d-3 of the Exchange Act, and Alkaloida, TDC and SPH hold, 29,497,813 Company Ordinary Shares, representing approximately 78.5% of the issued and outstanding Company Ordinary Shares as of the date hereof, and (ii) Alkaloida holds 2,600 Company Founder Shares, representing 100% of the outstanding Company Founder Shares as of the date hereof, with the shares in clauses (i) and (ii) representing approximately 85.7% of the outstanding voting rights in the Company in the aggregate.

B.    Parent, Alkaloida, TDC, SPH, Merger Sub, and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a direct wholly owned subsidiary of Alkaloida, TDC and SPH.

C.    The board of directors of Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company (as defined in Section 1.1) will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) recommended that the sole shareholders of Merger Sub vote to approve this Agreement, the Merger and the other Contemplated Transactions, and the respective boards of directors of Parent, Alkaloida, and Merger Sub have (a) determined that the Merger is advisable and fair to and in the best interests of their respective companies and shareholders and (b) approved this Agreement, the Merger and the other Contemplated Transactions.

D.    The board of directors of the Company (the “Board of Directors”) formed a special committee consisting of independent members of the Board of Directors (the “Special Committee”) for the purpose of evaluating the Merger and the other Contemplated Transactions and making a recommendation to the Board of Directors with respect thereto, and the Special Committee (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders (other than Parent and its Affiliates); (ii) determined that considering the financial position of the Company and Merger Sub no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (iii) recommended to authorize and approve the execution, delivery and performance of this Agreement by the Company and to approve this Agreement, the Merger and the other Contemplated Transactions; (iv) recommended to authorize and approve the execution and delivery of the Merger Proposal; and (v) recommended the approval of this Agreement, the Merger and the other Contemplated Transactions by the holders of Company Ordinary Shares and to direct that this Agreement, the Merger and the other Contemplated Transactions be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meetings (the “Special Committee Recommendation”).

E.     The audit committee of the Company (the “Audit Committee”) has determined that the Merger and the other Contemplated Transactions are advisable and fair to and in the best interests of the Company and its shareholders and has recommended that the full Board of Directors approve this Agreement, the Merger, and the other Contemplated Transactions.

F.     Upon the recommendation of the Special Committee and the Audit Committee, the Board of Directors (i) determined that the Merger is advisable and fair and in the best interests of the Company and its shareholders; (ii) determined that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (iii) approved this Agreement, the Merger and the other Contemplated Transactions; (iv) authorized and approved the execution and filing of the Merger Proposal (as such term is defined below); and (v) recommended to the shareholders of the Company the approval and adoption of this Agreement, the Merger and the other Contemplated Transactions and directed that this Agreement, the Merger and the other Contemplated Transactions be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meetings.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1   Description of Transaction.

1.1.       Merger of Merger Sub with and into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, and in accordance with Sections 314 through 327 of the Companies Law, Merger Sub (as the target company (Chevrat HaYa’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra HaKoletet)). As a result of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company will continue as the surviving company in the Merger (the “Surviving Company”).

1.2.       Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Companies Law. Pursuant to, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Alkaloida, TDC, SPH, Merger Sub, the Company or any shareholder of the Company, the Surviving Company will succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Companies Law. Merger Sub will cease to exist and will be stricken from the records of the Companies Registrar of the State of Israel, and the Surviving Company will become a private company directly and wholly owned by Alkaloida, TDC and SPH, all as provided under the Companies Law.

1.3.       Closing. The closing of the Merger and the consummation of the other Contemplated Transactions that are to be consummated at the time of the Merger (the “Closing”) shall take place at Herzog, Fox & Neeman, Herzog Tower, 6 Yitzhak Sadeh, Tel Aviv 6777506, Israel, or such other place as the parties shall agree, on a date to be designated by Parent and the Company (the “Closing Date”), which shall be no later than the third business day after the satisfaction or, to the extent permitted by law, waiver of the last to be satisfied or waived of the conditions set forth in Section 5 and Section 6 (other than those conditions which by their nature are to be satisfied at the Closing).

1.4.       Effective Time. Immediately prior to the anticipated Closing Date, the Company and Merger Sub shall notify the Companies Registrar of the State of Israel (the “Companies Registrar”) that the conditions set forth in Section 5 and Section 6 have been satisfied or waived and request that the Companies Registrar issue a certificate evidencing the consummation of the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”). The Merger shall become effective upon the issuance of the Certificate of Merger in accordance with the Companies Law (the time the Merger becomes effective being the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued concurrently with the Closing but not before the Closing shall have taken place.

1.5.       Articles of Association; Memorandum of Association; Directors. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time:

(a)   the Articles of Association of the Surviving Company shall be the same as the Articles of Association of the Company in effect at the Effective Time until thereafter amended in accordance with the Companies Law and such Articles of Association;

(b)   the Memorandum of Association of the Surviving Company shall be the same as the Memorandum of Association of the Company in effect at the Effective Time until thereafter amended in accordance with the Companies Law and such Memorandum of Association; and

(c)   the directors of the Surviving Company immediately after the Effective Time shall be the respective individuals who are the directors of Merger Sub immediately prior to the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.

1.6.      Effect on Share Capital.

(a)   At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Alkaloida, TDC, SPH, Merger Sub, the Company or any shareholder of Parent, Alkaloida, TDC, SPH, Merger Sub, or the Company:

(i)  all Company Ordinary Shares held by Parent or any of its Affiliates (including the Acquired Corporations) (collectively, the “Excluded Ordinary Shares”), and all Company Founder Shares held by Parent or any of its Affiliates (including the Acquired Corporations) shall not be canceled or surrendered in the Merger and no consideration shall be delivered in exchange therefor;

(ii)     except as provided in clauses “(i)” above, and subject to Section 1.6(b), each Company Ordinary Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive US$43.00 in cash, without any interest thereon (the “Merger Consideration”) and shall be canceled and shall cease to exist; and

(iii)   each ordinary share, par value NIS 1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)   If any Company Ordinary Shares outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with the Company or under which the Company has any rights, then the Merger Consideration payable in exchange for such Company Ordinary Shares will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition and need not be paid until such time as such repurchase option, risk of forfeiture or other conditions lapses or otherwise terminates. Prior to the Effective Time, the Company shall ensure that, from and after the Effective Time, Parent, Alkaloida, TDC and SPH are each entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

1.7.      Closing of the Company’s Transfer Books. At the Effective Time: (a) all holders of certificates or book-entry shares representing Company Ordinary Shares, other than Excluded Ordinary Shares, that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company (other than the right to receive the Merger Consideration pursuant to Section 1.6(a)(ii)); and (b) the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares, other than the Excluded Ordinary Shares, outstanding immediately prior to the Effective Time. No further transfer of any Company Ordinary Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Ordinary Shares (other than Excluded Ordinary Shares) issued and outstanding immediately prior to the Effective Time (a “Company Share Certificate”) is presented to the Paying Agent (as defined in Section 1.8) or to the Surviving Company or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

1.8.      Exchange of Certificates.

(a)   On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent in connection with the Merger (which will use a local Israeli nationally recognized sub-paying agent reasonably acceptable to the Company (the “Israeli Paying Agent”)) (the “Paying Agent”). As of the Effective Time, Alkaloida, TDC and SPH, in the pro rata proportions to their holdings of share capital in the Company, shall have deposited or caused to be deposited with: (i) the Paying Agent, in trust for the benefit of the holders of Company Ordinary Shares (other than Excluded Ordinary Shares) immediately prior to the Effective Time, cash in an amount equal to the aggregate consideration payable pursuant to Section 1.6(a), other than the applicable portion thereof payable to holders of Company 102 Shares; and (ii) the Section 102 Trustee, the applicable portion of the aggregate consideration payable to holders of Company 102 Shares hereunder. The cash amount so deposited with the Paying Agent is referred to as the “Payment Fund.”

(b)   As soon as reasonably practicable following the Effective Time, Parent, Alkaloida, TDC, SPH and the Surviving Company will cause the Paying Agent to mail to each holder of record of Company Share Certificates: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and that the Company may reasonably approve prior to the Effective Time (including a provision confirming that delivery of Company Share Certificates shall be effected, and risk of loss and title to Company Share Certificates shall pass, only upon delivery of such Company Share Certificates to the Paying Agent); (ii) a request for a tax residency declaration (including any required supporting documents), a Valid Tax Certificate, a duly executed IRS Form W-9 or applicable IRS Form W-8, and any other information necessary for Parent, Alkaloida, TDC, SPH or the Israeli Paying Agent to determine whether any amounts need to be withheld from the consideration payable to such Person pursuant to the terms of the Ordinance (in each case, to the extent required by and subject to the terms of the Israeli Tax Ruling, if obtained), the Code or any other provision of U.S. state or local or non-U.S. applicable Legal Requirement; and (iii) instructions for use in effecting the surrender of Company Share Certificates in exchange for the Merger Consideration pursuant to such letter of transmittal. Upon surrender of a Company Share Certificate to the Paying Agent together with a duly executed letter of transmittal and such other customary documents as may be reasonably required by the Paying Agent, Alkaloida, TDC, SPH or Parent or upon receipt by the Paying Agent of an “agent’s message” in the case of book-entry shares of the Company other than the Excluded Ordinary Shares (“Book-Entry Shares”), (A) the holder of such Company Share Certificate and/or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration multiplied by the number of Company Ordinary Shares formerly represented by the Company Share Certificate and/or Book-Entry Shares (less any applicable Tax withholding); and (B) the Company Share Certificate and/or Book-Entry Shares so surrendered shall be canceled. If any cash is to be paid to a Person other than the Person in whose name the Company Share Certificate and/or Book-Entry Shares surrendered is registered, it shall be a condition of such payment that the Company Share Certificate and/or Book-Entry Shares so surrendered shall be (in the case of Company Share Certificates) properly endorsed (with such signature guarantees as may be required by the letter of transmittal) or otherwise in proper form for transfer, and that the Person requesting payment shall: (1) pay to the Paying Agent any transfer or other Taxes (including any withholding Tax obligation) required by reason of such payment to a Person other than the registered holder of the Company Share Certificate and/or Book-Entry Shares surrendered; or (2) establish to the full satisfaction of Parent, Alkaloida, TDC and SPH that such tax has been paid or is not required to be paid. The exchange procedures shall comply with such procedures as may be required by the Israeli Tax Ruling (as defined in Section 4.4(b)) if obtained, and shall permit Parent, Alkaloida, TDC and SPH (after consultation with the Company) to require holders of Company Ordinary Shares to provide any information as is reasonably needed to comply with the Israeli Tax Ruling (or such other forms or declaration as may be required under any applicable Tax law), all in accordance with the withholding rights pursuant to Section 1.9. Until surrendered as contemplated by this Section 1.8(b), each Company Share Certificate and/or Book-Entry Shares shall be deemed, from and after the Effective Time, to represent only the right to receive cash in an amount equal to the Merger Consideration multiplied by the number of Company Ordinary Shares represented by such Company Share Certificate and/or Book-Entry Shares, without interest thereon and subject to withholding Tax. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its reasonable discretion and as a condition precedent to the delivery of any Merger Consideration, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond in such sum as Parent may reasonably direct, as indemnity against any claim that may be made against the Paying Agent, Parent, Alkaloida, TDC, SPH, the Surviving Company or any affiliated party with respect to such Company Share Certificate.

(c)   Any portion of the Payment Fund that remains undistributed to holders of Company Share Certificates and/or Book-Entry Shares as of nine months after the Closing Date shall be delivered by the Paying Agent to Alkaloida, TDC or SPH (as shall be instructed by Parent) upon demand, and any holders of Company Share Certificates and/or Book-Entry Shares who have not theretofore surrendered their Company Share Certificates in accordance with this Section 1.8 shall thereafter look only to Parent, Alkaloida, TDC or SPH for satisfaction of their claims for Merger Consideration, without any interest thereon.

(d)   None of the Paying Agent, Parent, Alkaloida, TDC, SPH or the Surviving Company shall be liable to any holder or former holder of Company Ordinary Shares or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(e)   Notwithstanding anything herein to the contrary, any Merger Consideration, payable in respect of Company 102 Shares shall be transferred to the Section 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the Section 102 Trustee to the beneficial owners of such Company 102 Shares in accordance with the requirements of Section 102 of the Ordinance (including prior to Amendment No. 132 to the Ordinance) and any ruling obtained from the ITA, if obtained.

1.9.      Withholding Rights

(a)   Each of the Paying Agent, the Israeli Paying Agent, the Section 102 Trustee, Parent, Alkaloida, TDC, SPH and the Surviving Company shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Company Ordinary Shares (other than Excluded Ordinary Shares) such amounts that are required to be deducted or withheld therefrom or in connection therewith under the Code, under the Ordinance, or under any provision of U.S. state or local or non-U.S. tax law or under any other applicable Legal Requirement; provided, that, (i) with respect to any withholding under Israeli Legal Requirements, the Paying Agent, the Israeli Paying Agent, Parent, Alkaloida, TDC, SPH and the Surviving Company shall act in accordance with (A) the Israeli Tax Ruling, if obtained, or (B) a Valid Tax Certificate and (ii) absent a change in law after the date of this Agreement, there shall not be any withholding on account of U.S. federal income taxes, other than U.S. backup withholding in the case of a holder that does not provide a duly executed IRS Form W-9 or IRS Form W-8, as applicable, claiming a complete exemption from backup withholding. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and the Paying Agent or Israeli Paying Agent shall furnish as promptly as practicable such Person with a documentation evidencing such Tax withholding or deduction. Any withholding made in NIS with respect to payments made hereunder in U.S. Dollars shall be calculated based on a conversion rate determined by the Paying Agent, the Israeli Paying Agent or any other payor of consideration on the date the withholding is actually made from any recipient, and any currency conversion commissions will be deducted from payments to be made to the applicable payment recipient.

(b)   Notwithstanding anything else in this Agreement but subject to clause (d), and in accordance with the Paying Agent undertaking provided by the Israeli Paying Agent to Parent as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Paying Agent Undertaking”), with respect to Israeli Taxes, any consideration payable to each holder or former holder of Company Ordinary Shares (other than Company 102 Shares) shall be retained by the Paying Agent for the benefit of such payment recipient for a period of up to 180 days from the Closing Date or an earlier date required in writing by such payment recipient (the “Withholding Drop Date”), during which time, unless otherwise requested in writing by the ITA, no payments shall be made by the Paying Agent to such payment recipient and no amounts for Israeli Taxes shall be withheld from the payments deliverable pursuant to this Agreement, except as provided below and during which time, such payment recipient may obtain a Valid Tax Certificate. If a payment recipient delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to the Paying Agent, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such payment recipient. If such payment recipient (i) does not provide the Paying Agent with a Valid Tax Certificate by no later than three Business Days before the Withholding Drop Date, or (ii) submits a written request with the Paying Agent to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate no later than three Business Days before such time, then the amount to be withheld from such payment recipient’s portion of the consideration shall be calculated in accordance with the applicable withholding rate as determined by the Israeli Paying Agent which amount shall be calculated in NIS based on the US$:NIS exchange rate determined by the Israeli Paying Agent on the date the withholding is actually made from such recipient, and the Paying Agent will pay to such recipient the balance of the payment due to such recipient that is not so withheld.

(c)   Notwithstanding anything to the contrary herein, any payments made to holders of any Company 102 Shares will be subject to deduction or withholding of Israeli Tax under the Ordinance on the sixteenth day of the calendar month following the month during which the Closing Date occurs, in accordance with the applicable provisions of the Ordinance and any tax ruling obtained by the Company.

(d)   Notwithstanding anything to the contrary in this Agreement, if the Israeli Tax Ruling is obtained and delivered to Parent, then the provisions of the Israeli Tax Ruling shall apply, prevail and govern and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such ruling, as the case may be.

1.10.    Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Company, Parent, Alkaloida, TDC and SPH shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2   Representations and Warranties of the Company

Except as set forth in the SEC Reports, the Company represents and warrants to Parent, Alkaloida, TDC, SPH and Merger Sub as follows:

2.

2.1.      Due Organization; Qualification to do Business.

(a)   Each of the Acquired Corporations is a corporation duly organized and validly existing and, in jurisdictions that recognize the concept, is in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to: (i) conduct its business in the manner in which its business is currently being conducted; and (ii) own, lease, operate and use its properties and assets in the manner in which its properties and assets are currently owned, leased, operated and used, except, in the case of each of clauses “(i)” and “(ii)” of this sentence, as would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

(b)   Each of the Acquired Corporations (in jurisdictions that recognize the following concepts) is qualified or licensed to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the character of the properties and assets owned, leased or operated by it or where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

2.2.      Organizational Documents. The Company’s Articles of Association and Memorandum of Association are in full force and effect. Neither the Company nor any of the Company’s Subsidiaries is in violation of any of the provisions of its Articles of Association, Memorandum of Association or equivalent organizational documents.

2.3.      Capitalization; Rights to Acquire Stock.

(a)   As of the date of this Agreement, the authorized share capital of the Company consists of: (i) 200,000,000 Company Ordinary Shares, of which, 45,116,262 Company Ordinary Shares are issued and outstanding, which includes 7,531,631 treasury shares; and (ii) 2,600 Company Founder Shares, all of which are issued and outstanding. None of the Company Ordinary Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Option Plans.

(b)   All of the issued and outstanding share capital of the Company has been duly authorized and validly issued and is fully paid and nonassessable. None of the outstanding share capital of the Company is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding share capital of the Company is subject to any right of first refusal in favor of any of the Acquired Corporations. There is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any share capital of the Company. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding share capital or other securities of the Company.

(c)   There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Acquired Corporations to issue or to sell any shares of share capital or other securities of any of the Acquired Corporations or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of any of the Acquired Corporations, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

2.4.      Authority; Binding Nature of Agreement.

(a)   The Company has the corporate right, power and authority to enter into, to deliver and to perform its obligations under this Agreement and to consummate the Merger and the other Contemplated Transactions. The Board of Directors (at a meeting duly called and held), upon the recommendation of the Special Committee and the approval of the Audit Committee, has: (a) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders; (b) determined that considering the financial position of the Company and Merger Sub no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (c) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved this Agreement, the Merger and the other Contemplated Transactions; (d) authorized and approved the execution and delivery of the Merger Proposal; and (e) recommended the approval of this Agreement, the Merger and the other Contemplated Transactions by the holders of Company Ordinary Shares and directed that this Agreement, the Merger and the other Contemplated Transactions be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meetings (as defined in Section 4.2(c)) (the “Company Board Recommendation”). Except for the Required Company Shareholder Vote (as defined in Section 2.5), no other corporate proceedings on the part of the Company are necessary to authorize or permit the performance of its obligations under this Agreement and the consummation of the Merger and the other Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent, Alkaloida, TDC, SPH and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)   Except: (i) disclosure required under applicable Legal Requirements; (ii) as may be required by the Companies Law; and (iii) as would not have a material adverse effect on the ability of the Company to consummate the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.

2.5.      Vote Required. The: (a) affirmative vote of the holders of at least 75% of the voting power of the Company present (in person or by proxy) and voting on such resolution at a meeting of such shareholders convened to approve the Merger, including at least a majority of the voting power held by holders other than (A) Parent, Alkaloida, TDC, SPH, Merger Sub and their Affiliates and relatives and Persons acting on their behalf or (B) any other holders having a personal interest in the Merger, present (in person or by proxy) and voting thereon (collectively, the “Interested Shareholders”) (unless the total voting power of the Company held by holders other than the Interested Shareholders and voting against the Merger does not exceed 2% of the total voting power of the Company); (b) affirmative vote of the holders of at least 75% of the Company Ordinary Shares present (in person or by proxy) and voting on such resolution at a meeting of such shareholders convened to approve the Merger; and (c) affirmative vote of the holders of at least 75% of the Company Founder Shares present (in person or by proxy) and voting on such resolution at a meeting of such shareholders convened to approve the Merger; are the only votes of the holders of any securities of the Company necessary to approve the Merger (collectively, the “Required Company Shareholder Vote”). The quorum required for the Company Shareholders’ Meetings is three or more shareholders who hold at least one-third of the total number of votes in the Company.

2.6.      Non-Contravention. Assuming compliance with (and receipt of all required approvals under) the applicable provisions of the Companies Law, neither (1) the execution or delivery of this Agreement by the Company, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will or would reasonably be expected to, directly or indirectly (with or without notice or lapse of time):

(a)   conflict with or result in a violation of: (i) any of the provisions of the Articles of Association or Memorandum of Association of the Company or the charter or other organizational documents of any of the other Acquired Corporations; or (ii) any Legal Requirement; or

(b)   result in a breach of, or result in a default under, any material Company Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any material Company Contract; (ii) accelerate the maturity or performance of any material Company Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of any material Company Contract, except in the case of clauses “(a)(ii)” and “(b)” of this sentence, as would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

2.7.      Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the joint Rule 13e-3 Transaction Statement to be filed with the SEC in respect of the Merger (the “Schedule 13E-3”) (insofar as it relates to the Company and the Company’s Subsidiaries) will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement (insofar as it relates to the Company and the Company’s Subsidiaries) will, at the date it (or any amendment or supplement thereto) is first published, sent or given to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 and the Proxy Statement will comply in all material respects with the Securities Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Alkaloida, TDC, SPH or Merger Sub for inclusion or incorporation by reference therein.

2.8.      Fairness Opinion. BofA Securities, Inc., financial advisor to the Special Committee, has delivered to the Special Committee its oral opinion, to be confirmed by delivery of a written opinion as promptly as practicable after the execution of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by the holders of Company Ordinary Shares (other than the holders of the Excluded Ordinary Shares) is fair, from a financial point of view, to such holders.

2.9.      Financial Advisor. Except for BofA Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by any of the Acquired Corporations.

Section 3   Representations and Warranties of Parent, Alkaloida, TDC, SPH and Merger Sub

Each of Parent, Alkaloida, TDC, SPH and Merger Sub, jointly and severally, represents and warrants to the Company as follows:

3.1.      Due Organization; Etc. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of India. Alkaloida is a corporation duly incorporated, validly existing and in good standing under the laws of Hungary. TDC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New York. SPH is a corporation duly incorporated, validly existing and in good standing under the laws of Mauritius. Merger Sub is a company duly incorporated and validly existing under the laws of the State of Israel. Immediately prior to the Effective Time, Parent will own, directly or indirectly, of record and beneficially substantially all outstanding shares of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the acquisition of the Company, has engaged in no other business activities other than those relating to the acquisition of the Company and is, and at the Effective Time will be, debt-free.

3.2.      Authority; Noncontravention.

(a)   Each of Parent, Alkaloida, TDC, SPH, and Merger Sub has the corporate right, power and authority to enter into and to perform its respective obligations under this Agreement. The execution, delivery and performance by Parent, Alkaloida, TDC, SPH, and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent, Alkaloida, TDC, SPH, and Merger Sub and their respective boards of directors. The board of directors of Merger Sub has: (i) determined that the Merger is fair to, and in the best interests of, Merger Sub and its shareholders, and that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; (ii) authorized and approved the execution and delivery of the Merger Proposal; and (iii) recommended that Alkaloida, TDC and SPH, as the sole shareholders of Merger Sub, approve this Agreement, the Merger and the other Contemplated Transactions.

(b)   Except: (i) disclosure required under applicable Legal Requirements; (ii) as may be required by the Companies Law; and (iii) as would not have a material adverse effect on the ability of Parent, Alkaloida, TDC or SPH, to consummate the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Parent, Alkaloida, TDC, SPH, or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.

3.3.      Binding Nature of Agreement. This Agreement has been duly and validly executed and delivered by each of Parent, Alkaloida, TDC, SPH, and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of each of Parent, Alkaloida, TDC, SPH, and Merger Sub, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4.      No Vote Required. No vote of the holders of common stock of Parent, Alkaloida. TDC, or SPH, is required to authorize the Merger.

3.5.      Financing. As of the date of this Agreement and as of the Closing Date, Parent and Alkaloida have and will have sufficient cash, available lines of credit or other sources of readily available funds to enable them to satisfy the obligations of Parent, Alkaloida, TDC, SPH, and Merger Sub under this Agreement, including the obligation to pay all amounts required to be paid as Merger Consideration in the Merger.

3.6.      Disclosure. None of the information with respect to Parent, Alkaloida, TDC, SPH, and Merger Sub supplied or to be supplied by or on behalf of Parent, Alkaloida, TDC, SPH, or Merger Sub to the Company specifically for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, in the case of the Proxy Statement, at the time the Proxy Statement (or any amendment thereof or supplement thereto) is mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meetings (or any adjournment or postponement thereof) and, in the case of the Schedule 13E-3, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein with respect to the information provided by Parent, Alkaloida, TDC, SPH, or Merger Sub, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent, Alkaloida TDC, SPH, and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3.

3.7.      Share Ownership. As of the date hereof, none of Parent, Alkaloida, TDC, SPH, Merger Sub or their respective Affiliates (nor, to the knowledge of Parent, Alkaloida. TDC, SPH, or Merger Sub, any of their respective directors, officers or employees, or any relatives thereof) own or share ownership of, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any Company Ordinary Shares, Company Founder Shares or securities that are convertible, exchangeable or exercisable into Company Ordinary Shares or Company Founder Shares, and none of Parent, Alkaloida, TDC, SPH, Merger Sub or their respective Affiliates holds any rights to acquire or vote any Company Ordinary Shares or Company Founder Shares, except pursuant to this Agreement and those Company Ordinary Shares and Company Founder Shares as disclosed on the Schedule 13D/A filed with the SEC by Parent, Alkaloida, and their Affiliates on December 11, 2023.

Section 4   Covenants of the Parties

4.1.      Proxy Statement; Schedule 13E-3.

(a)   As promptly as practicable after the date of this Agreement, the Company shall prepare the Proxy Statement which shall be in form and substance reasonably satisfactory to Parent. The Company shall: (i) cause the Proxy Statement to comply with Legal Requirements applicable to it; (ii) provide Parent with a reasonable opportunity to review and comment on drafts of the Proxy Statement; and (iii) subject to the reasonable approval of the Special Committee of the content of the Proxy Statement, cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable (provided that, if applicable, such date shall follow the date on which the SEC or its staff advises that it has no further comments on the Schedule 13E-3).

(b)   As promptly as practicable after the date of this Agreement, if applicable, the parties shall jointly prepare the Schedule 13E-3 relating to the Contemplated Transactions and the Company shall, subject to the reasonable approval of the Special Committee of the content of the Schedule 13E-3, then promptly cause the Schedule 13E-3 to be filed with the SEC. The Company shall as soon as practicable notify Parent of the receipt of any comments from the SEC with respect to the Schedule 13E-3 and any request by the SEC for any amendment to the Schedule 13E-3 or for additional information, and will supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Schedule 13E-3 or the Contemplated Transactions. Each of the parties shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Schedule 13E-3 as promptly as practicable after receipt thereof.

(c)   If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 (if applicable), then the Company shall promptly inform Parent of such event or information and shall, in accordance with the procedures set forth in Section 4.1(a), if appropriate, (i) cause such amendment or supplement to be mailed to the shareholders of the Company, and (ii) prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable. If Parent or Merger Sub becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 (if applicable), then Parent or Merger Sub shall promptly inform the Company of such information.

4.2.      Merger Proposal; Company Shareholders’ Meetings.

(a)   Each of the Company, subject to the reasonable approval of the Special Committee of the content of the Merger Proposal, and Merger Sub shall cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law, and each of the Company, subject to the reasonable approval of the Special Committee relating to the logistics and other mechanical considerations regarding the delivery of the Merger Proposal, and Merger Sub shall deliver the Merger Proposal to the Companies Registrar, within three days from the calling of the Company Shareholders’ Meetings, in accordance with Section 317(a) of the Companies Law (such submission date, the “Merger Proposal Submission Date”). The Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three days after the Merger Proposal Submission Date, and each of their respective “Material Creditors” (as such term is defined in the regulations promulgated under the Companies Law), if any, no later than four Business Days after the Merger Proposal Submission Date. Promptly after the Company and Merger Sub shall have complied with the immediately preceding sentence and with Sections 4.2(a)(i) and 4.2(a)(ii) below, but in any event no more than three Business Days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, the Company and, if applicable, Merger Sub, shall:

(i)   publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (a) two daily Hebrew newspapers that are widely distributed in Israel, on the Merger Proposal Submission Date, (b) a widely distributed newspaper in the United States, no later than three Business Days following the Merger Proposal Submission Date, and (c) if required, in such other manner as may be required by any applicable Law and regulations;

(ii)   display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in Section 4.2(a)(i)), no later than three (3) Business Days following the Merger Proposal Submission Date; and

(iii)  the Company or Merger Sub shall comply with the provisions of Section 1.4.

(b)   For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a Certificate of Merger from the Companies Registrar shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Section 5 and Section 6, below. For purposes of this Section 4.2, “Business Day” shall have the meaning set forth in the Merger Regulations.

(c)   The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold promptly: (i) a meeting of the holders of Company Ordinary Shares and Company Founder Shares; (ii) a class meeting of the holders of the Company Ordinary Shares, and (iii) a class meeting of the holders of Company Founder Shares; to vote on the approval of this Agreement, the Merger and the other Contemplated Transactions (the “Company Shareholders’ Meetings”) (provided in each case that, if applicable, any such meeting date shall follow the date on which the SEC or its staff advises that it has no further comments on the Schedule 13E-3). Subject to the notice requirements of the Companies Law and the Articles of Association of the Company, the Company Shareholders’ Meetings shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date of this Agreement, but no later than 40 days following the date on which the SEC or its staff advises that it has no further comments on the Schedule 13E-3. The Company shall ensure that all proxies solicited in connection with the Company Shareholders’ Meetings are solicited in compliance with all applicable Legal Requirements. Within three days after the approval of the Merger by the shareholders of the Company, if it has been approved, the Company shall deliver to the Companies Registrar its shareholder approval notice in accordance with Section 317(b) of the Companies Law informing the Companies Registrar that the Merger was approved by the shareholders of the Company at the Company Shareholders’ Meetings. Parent, Alkaloida, TDC, SPH and their respective Affiliates shall vote or cause to be voted any and all Company Ordinary Shares and Company Founder Shares beneficially owned by Parent, Alkaloida, TDC, SPH or their respective Affiliates or with respect to which they have the power (by agreement, proxy or otherwise) to cause to be voted in favor of the approval and adoption of this Agreement and the Contemplated Transactions at the Company Shareholders’ Meetings (and at any adjournments or postponements thereof) and to cause their personal interest in such vote to be duly disclosed to the Company. The Company and the Special Committee shall reasonably agree on the logistics and other mechanical considerations relating to the Company’s obligations to take all action necessary under all applicable Legal Requirements to call, give notice of and hold promptly the Company Shareholders’ Meetings in accordance with this Section 4.2(c).

(d)   Subject to Section 4.2(f), the Proxy Statement shall include a statement to the effect that the Board of Directors, upon recommendation of the Special Committee and the approval of the Audit Committee, recommends that the Company’s shareholders vote to approve this Agreement, the Merger and the other Contemplated Transactions at the Company Shareholders’ Meetings, and none of the Board of Directors, Special Committee, or the Audit Committee shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, Alkaloida, TDC, SPH or Merger Sub, the respective approvals or recommendations by the Board of Directors, Special Committee, or the Audit Committee of this Agreement, the Merger or any other Contemplated Transaction other than as permitted by Section 4.2(f).

(e)   Subject to Section 4.2(f), the Company shall (i) use its reasonable best efforts to solicit from holders of Company Ordinary Shares proxies in favor of the approval of the Merger and the other Contemplated Transactions and (ii) call, notice, convene and hold the Company Shareholders’ Meetings in compliance with all applicable Legal Requirements, including the Companies Law, the Company’s Memorandum and Articles of Association, and the rules of the New York Stock Exchange. Notwithstanding clause “(i)” of the preceding sentence, in the event of a Change in Recommendation, the Company shall disclose the fact of such Change in Recommendation in any solicitation made by the Company to its shareholders. The Company may adjourn or postpone the meetings of holders of Company Ordinary Shares (1) if and only to the extent necessary pursuant to applicable law, to provide any necessary supplement or amendment to the Proxy Statement to the holders of Company Ordinary Shares in advance of a vote on this Agreement, the Merger and the other Contemplated Transactions; or (2)  if, as of the time for which a meeting of holders of Company Ordinary Shares is originally scheduled (as set forth in the Proxy Statement), there are insufficient holders of Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the meetings. The Company shall engage a proxy solicitor selected by the Special Committee and reasonably approved by the Board of Directors, and the Company and the Special Committee shall reasonably agree on the logistics and other mechanical considerations relating to the Company’s obligations relating to proxy solicitation and the Company’s obligation to call, notice, convene and hold the Company Shareholders’ Meetings, each in accordance with this Section 4.2(e).

(f)    Notwithstanding anything to the contrary contained in Sections 4.2(d) or (e), at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, neither of the Company Board Recommendation nor the Special Committee Board Recommendation may be withdrawn or modified in a manner adverse to Parent, Alkaloida, TDC, SPH and/or Merger Sub, unless in response to (i) the Company’s receipt of an unsolicited bona fide Acquisition Proposal that did not result from a breach of Section 4.3(a) and that the Board of Directors or Special Committee determines in good faith, after consultation with its outside legal counsel(s) and financial advisor(s), constitutes a Superior Proposal, or (ii) material facts, events, changes or developments in circumstances arising after the date hereof that were not known or reasonably foreseeable to the Board of Directors or the Special Committee as of or prior to the date hereof and do not relate to an Acquisition Proposal or the receipt of any permit or approval from a Governmental Body with respect to the Company’s products currently under development (an “Intervening Event”; it being understood that in no event will changes to the Company’s share price be construed to be an Intervening Event (provided that the facts, events, changes or developments in circumstances giving rise to or contributing to any such change may constitute an Intervening Event)), the Board of Directors, upon recommendation of the Special Committee, or the Special Committee, respectively, determines, after taking into account the advice of its outside legal counsel(s) and financial advisor(s), that the failure to withdraw or so modify the Company Board Recommendation or the Special Committee Board Recommendation, respectively, as a result of the Superior Proposal or the Intervening Event, as applicable, would be inconsistent with the fiduciary obligations of the Board of Directors or the Special Committee, respectively, under applicable law (in either case, a “Change in Recommendation”); provided, however, that unless made later than the fifth business day preceding the Company Shareholders’ Meetings, no Change in Recommendation may be made until after at least five business days following the receipt by Parent of notice from the Company advising that the Board of Directors or Special Committee, as applicable, intends to take such action and the basis therefor, including reasonably detailed information regarding the circumstances and details surrounding such action. Without derogating from the Company’s obligations under Section 4.3(b), the Company shall notify Parent promptly of: (A) any withdrawal of or modification to the Company Board Recommendation or the Special Committee Board Recommendation, as applicable; and (B) the circumstances and details surrounding such withdrawal or modification.

(g)   Irrespective of whether there is any Superior Proposal, or any Change in Recommendation, the Board of Directors and the Special Committee shall communicate to the holders of Company Ordinary Shares and Company Founder Shares in the Proxy Statement that they have been advised by Parent that Parent will not consider selling its Company Ordinary Shares or Company Founder Shares (the “Parent Restrictive Undertaking”). In the event of a Change in Recommendation, the Board of Directors and Special Committee shall reiterate the Parent Restrictive Undertaking as part of the public disclosure about such Change in Recommendation, to the extent requested at the time by Parent.

4.3.      No Solicitation by the Company.

(a)     From and after the date of this Agreement and until the earlier of the Effective Time and the termination of this Agreement, the Company shall not, nor shall it authorize or permit any Company Subsidiary or any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any inquiry, proposal or other offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or knowingly furnish to any Person any non-public information with respect to, or knowingly cooperate with, any inquiry, proposal or other offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (iv) waive or release any Person from, forbear in the enforcement of, or amend any confidentiality, standstill or similar Contract or any confidentiality or standstill provisions of any other Contract, or (v) authorize or commit to do any of the foregoing. The Company shall, and shall cause each Company Subsidiary and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

(b)    Notwithstanding anything to the contrary contained in Section 4.3(a), at any time after the date of this Agreement and prior to the approval of this Agreement by the Required Company Shareholder Vote, if the Company receives an unsolicited bona fide Acquisition Proposal from a third party that did not result from a breach of the Company’s obligations under Section 4.3(a), then the Company may (i) contact the Person or any of its Representatives who has made such Acquisition Proposal solely to clarify the terms of such Acquisition Proposal so that the Board of Directors or Special Committee may inform itself about such Acquisition Proposal, (ii) afford access to or furnish information concerning itself and its business, properties or assets or provide access to a data room (virtual or actual) to such Person or any of its Representatives pursuant to a confidentiality agreement (which the Company and its Representatives shall be permitted to negotiate) on standard terms and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Board of Directors or Special Committee determines in good faith, after consultation with its outside legal counsel(s) and financial advisor(s), that such Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Superior Proposal. The Company shall promptly (and in any case within thirty-six (36) hours) (A) provide Parent notice (1) of the receipt by the Company (or any of its Representatives) of any Acquisition Proposal and (2) of any inquiries, proposals or offers by third parties received by, any requests by third parties for nonpublic information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) by third parties with, the Company or any of its Representatives concerning an Acquisition Proposal, and disclose the material terms of such offer, proposal or request and (B) make available to Parent, all material nonpublic information, including copies of all material written materials, made available by the Company to such party but not previously made available to Parent. The Company shall keep Parent promptly and reasonably informed of the status of discussions relating to any such Acquisition Proposal or any material modifications thereto.

4.4.      Israeli Regulatory Matters.

(a)   Each party to this Agreement shall use its commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli Governmental Body with respect to the Merger. Each of the Company and Parent shall cause their respective Israeli counsel and tax advisers to coordinate all activities and to cooperate with each other, including by providing each an opportunity to comment on all applications to Israeli Governmental Bodies, with respect to the preparation and filing of such notices or applications for approval and the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain such Consents.

(b)   As soon as reasonably practicable, and if not conducted before, promptly after the execution of this Agreement, the Company shall cause the Company’s Israeli counsel and accountants to prepare and file with the Israeli Tax Authority application for ruling (which shall be prior approved by Parent prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that, among other things, (i) with respect to holders of Ordinary Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the Israel Tax Authority) (A) exempt Parent, Alkaloida, TDC, SPH and their Affiliates, the Paying Agent, the Israeli Paying Agent and the Surviving Company from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement as part of the Merger Consideration or clarifying that no such obligation exists; and/or (B) clearly instruct Parent, Alkaloida, TDC, SPH and their Affiliates, the Paying Agent, the Israeli Paying Agent or the Surviving Company how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Company Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied, and how to identify and determine any such non-Israeli residents, and (ii) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the Israel Tax Authority) (other than holder of Company 102 Shares) (x) exempting Parent, the Paying Agent, the Israeli Paying Agent, the Surviving Company and their respective agents and payors from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents and payors on how to execute such withholding, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Israeli Tax Ruling”). Each of the Company and Parent shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to obtain the Israeli Tax Ruling as promptly as practicable. The Company and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the Israel Tax Authority with respect to material matters relating to the subject matter of the Israeli Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s representatives to participate in all discussions and meetings relating thereto. To the extent that Parent’s representatives elect not to participate in any meeting or discussion, upon request, the Company’s Representatives shall provide a full report of the discussions held. The parties acknowledge that there is no guarantee that the Israeli Tax Ruling will be obtained or what will be the final provisions thereof.

(c)   Each party to this Agreement shall: (i) give the other parties prompt notice of the commencement of any Legal Proceeding by or before any Israeli Governmental Body with respect to the Merger; (ii) keep the other parties informed as to the status of any such Legal Proceeding; and (iii) promptly inform the other parties of any communication with the Companies Registrar or any other Israeli Governmental Body regarding the Merger or any of the other Contemplated Transactions. The parties to this Agreement shall consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Legal Proceeding or Consent of any Israeli Governmental Body relating to the Merger.

4.5.      Other Regulatory Approvals. In addition to the obligations pursuant to Section 4.4, each party to this Agreement shall use commercially reasonable efforts to file, as promptly as reasonably practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

4.6.      Indemnification of Officers and Directors.

(a)   All rights to indemnification by any Acquired Corporation existing in favor of those Persons who are or were directors and/or officers of any Acquired Corporation as of or prior to the date of this Agreement (the “Indemnified Persons”) for their acts and omissions as directors and/or officers of any Acquired Corporation occurring prior to the Effective Time pursuant to any indemnification agreements in effect immediately prior to the Closing and the Articles of Association of the Acquired Corporations (the “Indemnification Documents”) shall survive the Merger and be observed by the Surviving Company to the fullest extent available under the Indemnification Documents and applicable law for a period of seven years from the date on which the Merger becomes effective, and Parent, Alkaloida, TDC and SPH shall cause the Surviving Company to so observe such rights (including, to the extent necessary, by providing funds to ensure such observance). Without limiting the foregoing, Parent, from and after the Effective Time until seven years from the Effective Time, shall cause, unless otherwise required by law, the Articles of Association and comparable organizational documents of the Surviving Company and each of the Company Subsidiaries to contain provisions no less favorable to the Indemnified Persons with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Articles of Association and comparable organizational documents of the relevant Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons with respect to exculpation and limitation of liabilities or insurance and indemnification.

(b)   From the Effective Time until the seventh anniversary of the date on which the Merger becomes effective, the Surviving Company shall use commercially reasonable efforts to maintain in effect, for the benefit of those Indemnified Persons who are currently insured under the directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Parent prior to the date of this Agreement (the “Existing D&O Policy”) with respect to their acts and omissions as directors and officers of any Acquired Corporation occurring prior to the Effective Time, the Existing D&O Policy; provided, however, that the Surviving Company may substitute for the Existing D&O Policy a policy or policies of comparable coverage and in no event shall the Surviving Company be required to expend pursuant to this Section 4.6(b) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance. The provisions of this Section 4.6(b) shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 4.6(b), which policies provide such directors and officers with coverage comparable to the coverage provided by the Existing D&O Policy for a period of seven years following the Effective Time from an insurer with substantially the same or better credit rating as that of the carrier that provides the Existing D&O Policy (and the Company may, in its discretion, obtain such a prepaid policy prior to the Effective Time). If such prepaid policies have been obtained prior to the Effective Time, Parent, Alkaloida, TDC or SPH shall not cancel such policies and shall honor their obligations thereunder, if any.

(c)   The obligations under this Section 4.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons (and their respective heirs or representatives) shall be third-party beneficiaries of this Section 4.6), and in the event that Parent or Alkaloida, TDC or SPH consolidates or merges with any other Person and shall not be the continuing or surviving company or entity in such consolidation or merger, then Parent, Alkaloida, TDC or SPH, as applicable, shall make proper provision so that the continuing or surviving company or entity shall assume the obligations set forth in this Section 4.6. The Company shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Persons in enforcing the indemnity and other obligations provided in this Section 4.6.

4.7.      Resignation of Directors. Prior to the Closing, the Company shall cause each director of the Company to execute a resignation and release letter in a form acceptable to Parent, effective as of the Effective Time.

4.8.      Additional Agreements. Parent, Alkaloida, TDC, SPH and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or material Company Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions; and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger.

4.9.      Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement, the Merger or the other Contemplated Transactions. The Company shall consult with Parent before any of the Acquired Corporations or any of their Representatives sends any emails or other documents or otherwise communicates to the Company Associates as a whole with respect to the Merger or any of the other Contemplated Transactions.

4.10.    Directors; Approvals. Following the date of this Agreement and until the Effective Time, none of Parent, Alkaloida, TDC, SPH, Merger Sub or the Company shall take or cause to be taken any action to cause any change in the composition of the Special Committee. After the date hereof and prior to the Effective Time, in addition to any approvals of the Board of Directors or the shareholders of the Company as may be required under applicable law, and without limiting the other requirements set forth herein, the approval of the Special Committee shall be required (a) for the Company to terminate this Agreement or amend this Agreement, (b) for the Company to exercise or waive any of the Company’s benefits, rights or remedies under this Agreement, or (c) for the Company to take any action that would prevent or materially delay the consummation of the Merger, and the Special Committee shall have sole authority to direct the Company to terminate the Agreement.

4.11.    Approval of Sole Shareholders of Merger Sub; Notification to Registrar of Companies. Immediately following the approval of the Merger by the shareholders of the Company, Alkaloida, TDC and SPH, as the sole shareholders of Merger Sub, shall, and Parent shall cause Alkaloida, TDC and SPH to, approve the Merger as the sole shareholders of Merger Sub. No later than three days after the approval of this Agreement, the Merger and the other Contemplated Transactions by Alkaloida, TDC and SPH, as the sole shareholders of Merger Sub, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval.

4.12.    Notice of Certain Events; Communications with Governmental Bodies.

(a)   From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.1, the Company shall give prompt written notice to Parent , and Parent shall give prompt written notice to the Company, of (i) any material notice or other material communication received by such party from any Governmental Body in connection with this Agreement, the Merger or the other Contemplated Transactions or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, the Merger or the other Contemplated Transactions; (ii) any material claims, actions, suits, proceedings or investigations commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to this Agreement, the Merger or the other Contemplated Transactions; and (iii) any fact, event or circumstance known to such party that would cause or constitute, or would reasonably be expected to cause or constitute, a breach in any material respect of any such party’s representations, warranties, covenants or agreements contained herein or would prevent, materially delay or impede, or would reasonably be expected to prevent, materially delay or impede, the consummation of the Merger or any other Contemplated Transaction; provided, however, that the delivery of any notice pursuant to this Section 4.11 shall not limit or otherwise affect any remedies available to the party receiving such notice or prevent or cure any misrepresentations, breach of warranty or breach of covenant or failure to satisfy the conditions to the obligations of the parties under this Agreement.

(b)   Each party to this Agreement shall permit the other parties to review in advance any substantive communication proposed to be made by such party to any Governmental Body and provide the other parties with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Body or members of its staff, on the other hand, and as necessary to address reasonable privilege or confidentiality concerns, or as necessary to comply with contractual arrangements, including any existing confidentiality or non-disclosure agreements. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.

4.13.    Stock Exchange Delisting. Parent and the Company shall cooperate and use commercially reasonable efforts to cause the delisting of the Company Ordinary Shares from the New York Stock Exchange and the deregistration of such Company Ordinary Shares as promptly as practicable following the Effective Time in compliance with applicable Legal Requirements.

4.14.    Treatment of Company Employees.

(a)        Following the Effective Time and ending on the first anniversary of the Effective Time (or, if earlier, the termination date of the relevant Continuing Employee), Parent shall use commercially reasonable efforts to provide, or cause the Surviving Company and its Subsidiaries to use commercially reasonable efforts to provide to each Continuing Employee, employee benefits, including without limitation, annual base compensation, target short-term incentive and long-term incentive opportunities and severance benefits (but excluding change in control, retention, and other similar bonuses or payments, defined benefit pension benefits and retiree medical benefits) that are substantially comparable in the aggregate to the foregoing benefits provided either (i) to such Continuing Employee immediately prior to the Effective Time or (ii) to similarly situated employees of Parent or its applicable Subsidiaries in the same or comparable geographical locations.

(b)       With respect to all plans maintained by Parent, the Surviving Company or their respective Subsidiaries (including any vacation, paid time-off and severance plans), for purposes of eligibility to participate and vesting, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Company or any of their respective Subsidiaries to the same extent such service was credited under an analogous employee benefit plan of the Company prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c)        Parent shall use commercially reasonable efforts to cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Company or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the analogous employee benefit plan of the Company immediately prior to the Effective Time.

(d)       Section 4.14 is intended to be for the sole benefit of the Parties to this Agreement.  Nothing contained in this Agreement, express or implied, including this Section 4.14, (i) shall be construed as requiring or shall require Parent, the Company or any of their Affiliates to continue the employment or service of any specific person, to limit the ability of Parent, the Company, or any of their respective Affiliates from terminating the employment or service of any employee or other service provider (including any Continuing Employee); (ii) without derogating from the provisions of Section 4.14(a), shall alter or limit the ability of Parent, the Company or any of their respective Affiliates from amending, modifying or terminating any benefit plan, program, policy, agreement or arrangement of the Company, Parent or any of their Affiliates, (iii) shall establish or constitute an amendment, termination or modification of, or an undertaking to establish, amend, terminate or modify, any benefit plan, program, policy, agreement or arrangement of the Company, Parent or any of their Affiliates, or (iv) shall be construed to create or waive any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee or other service provider of Parent, the Company or their respective Affiliates or any beneficiary of the foregoing, or shall be deemed to confer upon any other Person any rights or remedies hereunder or make any employee or other service provider of the Parties or their respective Affiliates or any other Person a third party beneficiary of this Agreement.

Section 5   Conditions Precedent to Obligations of Parent, Alkaloida, TDC, SPH and Merger Sub

The obligations of Parent, Alkaloida, TDC, SPH and Merger Sub to cause the Merger to be effected and otherwise cause the Contemplated Transactions to be consummated are subject to the satisfaction or waiver (to the extent a waiver is permitted under applicable law), at or prior to the Closing, of each of the following conditions:

5.1.      Accuracy of Representations.

(a)   Each of the representations and warranties of the Company set forth in Sections 2.3(a), 2.8 and 2.9 shall have been true and accurate in all material respects as of the date of this Agreement and shall be true and accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been true and accurate as of such date).

(b)   Each of the representations and warranties of the Company set forth in Sections 2.1, 2.2, 2.3(b), 2.3(c), 2.4, 2.5, 2.6, and 2.7 shall have been true and accurate as of the date of this Agreement and shall be true and accurate as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been true and accurate as of such date) except where the failure of such representations and warranties to be so true and accurate (without regard to qualification or exceptions contained therein as to materiality or Company Material Adverse Effect) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.2.      Performance of Covenants. All of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

5.3.      Waiting Period. Any waiting period applicable to the Merger under the Companies Law, including without limitation, at least 30 days after the approval of the Merger by the shareholders of the Company and Merger Sub, shall have expired, elapsed or terminated.

5.4.      Shareholder Approval. This Agreement, the Merger and the other Contemplated Transactions shall have been duly approved by the Required Company Shareholder Vote.

5.5.      Certificate. Parent, Alkaloida, TDC and SPH shall have received a certificate executed by an executive officer of the Company confirming that the conditions set forth in Sections 5.1 and 5.2 have been duly satisfied.

5.6.      No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order against Parent, Alkaloida, TDC, SPH or Merger Sub preventing the consummation of the Merger by Parent, Alkaloida, TDC, SPH, or Merger Sub under U.S. or Israeli law shall have been issued by any U.S. or Israeli court of competent jurisdiction and remain in effect, and there shall not be any U.S. or Israeli Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger by Parent, Alkaloida, TDC, SPH or Merger Sub illegal under U.S. or Israeli law.

5.7.      Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

Section 6   Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction or waiver (to the extent a waiver is permitted under applicable law), at or prior to the Closing, of the following conditions:

6.1.      Accuracy of Representations.

(a)   Each of the representations and warranties of Parent, Alkaloida, TDC, SPH and Merger Sub set forth in Sections 3.6 and 3.7 shall have been true and accurate in all material respects as of the date of this Agreement and shall be true and accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been true and accurate as of such date).

(b)   The representations and warranties of Parent, Alkaloida, TDC, SPH and Merger Sub set forth in Sections 3.1 to 3.5 shall have been true and accurate as of the date of this Agreement and shall be true and accurate as of the Closing Date as if made on and as of the Closing Date (except for any such representations and warranties made as of a specific date, which shall have been true and accurate in all material respects as of such date) except where the failure of such representations and warranties to be so true and accurate (without regard to qualification or exceptions contained therein as to materiality or material adverse effect) would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on the ability of Parent, Alkaloida, TDC, SPH or Merger Sub to consummate the Contemplated Transactions.

6.2.      Performance of Covenants. All of the covenants and obligations in this Agreement that Parent, Alkaloida, TDC, SPH and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3.      Shareholder Approval and Waiting Period. This Agreement, the Merger and the other Contemplated Transactions shall have been duly approved by the Required Company Shareholder Vote, and any waiting period applicable to the Merger under the Companies Law, including without limitation, at least 30 days after the approval of the Merger by the shareholders of the Company and Merger Sub, shall have expired, elapsed or terminated.

6.4.      Certificate. The Company shall have received a certificate executed by an executive officer of each of Parent, Alkaloida, TDC and SPH confirming that the conditions set forth in Sections 6.1 and 6.2 have been duly satisfied.

6.5.      No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order against the Company preventing the consummation of the Merger by the Company under U.S. or Israeli law shall have been issued by any U.S. or Israeli court of competent jurisdiction and remain in effect, and there shall not be any U.S. or Israeli Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger by the Company illegal under U.S. or Israeli law.

6.6.       Certificate of Merger. The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

Section 7   Termination

7.1.      Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Merger by the Required Company Shareholder Vote):

(a)   by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

(b)   by either Parent, on the one hand, or the Company, on the other hand (acting at the direction of the Special Committee), if the Merger shall not have been consummated by October 17, 2024 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by such date is a result of a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(c)   by either Parent, on the one hand, or the Company, on the other hand (acting at the direction of the Special Committee), if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(d)   by either Parent, on the one hand, or the Company, on the other hand (acting at the direction of the Special Committee), if: (i) the Company Shareholders’ Meetings (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement, the Merger and the other Contemplated Transactions; and (ii) this Agreement, the Merger and the other Contemplated Transactions shall not have been approved at the Company Shareholders’ Meetings (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote;

(e)   by Parent, if, at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Special Committee shall have made a Change in Recommendation;

(f)    by Parent, if: (i) any of the representations and warranties provided by the Company in Section 2 shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 5.1 would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 5.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties or a breach of a covenant or obligation by the Company is curable by the Company, then Parent may not terminate this Agreement under this Section 7.1 on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date the Company receives notice of such inaccuracy or breach from Parent;

(g)   by the Company (acting at the direction of the Special Committee) if: (i) any of the representations and warranties of Parent, Alkaloida, TDC, SPH or Merger Sub shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 6.1 would not be satisfied; or (ii) any of the covenants or obligations of Parent or Alkaloida contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; provided, however, that if an inaccuracy in any of the representations and warranties of Parent, Alkaloida, TDC, SPH or Merger Sub or a breach of a covenant or obligation by Parent, Alkaloida, TDC, SPH or Merger Sub is curable by Parent, Alkaloida, TDC, SPH or Merger Sub (as applicable), then the Company may not terminate this Agreement under this Section 7.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date Parent receives notice of such inaccuracy or breach from Company; or

(h)   by the Company (acting at the direction of the Special Committee), if, at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Board of Directors or the Special Committee shall have made a Change in Recommendation.

7.2.      Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect; provided, however, that this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect; provided that nothing herein shall relieve or release any party from liability or damages for fraud or any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

7.3.      Expenses. All fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that the Company shall pay all expenses relating to printing, filing and mailing the Schedule 13E-3 (if applicable) and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Schedule 13E-3 (if applicable) and the Proxy Statement.

Section 8   Miscellaneous Provisions

8.1.      Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company (with the prior approval of the Special Committee), Parent and Merger Sub at any time (whether before or after the approval of this Agreement by the shareholders of the Company); provided, however, that after approval of this Agreement by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.2.      Extension; Waiver.

(a)   Subject to Sections 8.2(b) and 8.2(c), at any time prior to the Effective Time, any party hereto may, subject to applicable law and in the case of the Company, with the prior approval of the Special Committee: (i) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Agreement or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement.

(b)   No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c)   No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3.      No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive after the Effective Time.

8.4.      Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. If signed by DocuSign, e-sign or any similar form of signature by electronic means, this Agreement will be deemed an original, and binding upon the party who signed it. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.5.      Applicable Law; Jurisdiction.

(a)     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel, disregarding the provisions concerning internal conflict of laws. All disputes, controversies, claims, actions and proceedings arising out of or relating to this Agreement (and any subsequent amendments thereof) or the breach, termination, or validity thereof, and any question of the arbitral tribunal’s jurisdiction or the existence, scope or validity of this arbitration agreement (each a “Dispute”), shall be heard and determined exclusively under the Rules of Arbitration in effect at the time (the “Rules”) of the International Chamber of Commerce (the “ICC”), except as modified herein.

(b)    The seat and venue of the arbitration shall be New York, New York, and the arbitration shall be conducted in the English language.

(c)     The number of arbitrators shall be three. One arbitrator shall be nominated by the Company (acting at the direction of the Special Committee) if it is a party to the arbitration, and another arbitrator shall be nominated collectively by whichever of Parent, Alkaloida, TDC, SPH and Merger Sub are parties to the arbitration, each within thirty (30) days of the commencement of the arbitration. The two arbitrators so appointed shall, in consultation with the parties, nominate the third and presiding arbitrator (the “Presiding Arbitrator”) within thirty (30) days of the appointment of the second arbitrator. If any party or group of parties fails to nominate an arbitrator, or if the two party-appointed arbitrators fail to nominate the Presiding Arbitrator, within the time periods specified herein, then any such arbitrator shall, upon any party’s request, be appointed by the ICC in accordance with the Rules.

(d)    In addition to monetary damages, the arbitrators shall be empowered to award equitable relief, including, but not limited to an injunction and specific performance of any obligation under this Agreement. Each party shall bear its own costs of the arbitration, including attorneys’ fees, and the parties shall share equally the arbitrator fees and ICC’s administrative costs. Each of the parties hereto agrees that this Section constitutes an arbitration agreement and that all decisions of the arbitrators shall be (i) final and binding on each of the parties thereto, (ii) the sole and exclusive remedy between the parties regarding any Disputes presented to the arbitrators and (iii) enforceable, and judgment upon any award may be entered, in any court of competent jurisdiction.

(e)     The parties consent and submit to the exclusive jurisdiction of the federal courts located in the State of New York or, where such court does not have jurisdiction, any New York state court, in either case located in New York County, New York (“New York Court”) to compel arbitration or for interim or provisional remedies in aid of arbitration, and to the non-exclusive jurisdiction of any New York Court for the enforcement of any arbitral award rendered hereunder. In any such action: (i) each party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any New York Court; (ii) each of the parties irrevocably consents to service of process sent by a national courier service (with written confirmation of receipt) to its address identified in Section 8.9 of this Agreement or in any other manner permitted by applicable law; and (iii) each of the parties waives any right to trial by jury in any court.

8.6.      Without prejudice to such provisional remedies that may be granted by a court, the arbitrators shall have full authority to grant provisional remedies, to order a party to request that a court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitrator’s orders to that effect.

8.7.      Specific Performance. The parties hereto agree that (a) irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy or remedies to which such party is entitled at law or in equity and (b) the Special Committee shall be permitted, on behalf of the Company, to seek to enforce the obligations of Parent, Alkaloida, TDC, SPH and Merger Sub under this Agreement.

8.8.      Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.9.      Assignability; No Third-Party Rights. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns (except as expressly provided in Section 4.6(c)); provided, however, that (a) the rights and obligations of each of Parent, Alkaloida, TDC, SPH and Merger Sub under this Agreement may be assigned or delegated by Parent, Alkaloida, TDC, SPH or Merger Sub, as the case may be, to any Affiliate of Parent without the consent of the Company or of any other Person, provided that such assignment shall not materially adversely affect the rights and interests of the holders of Company Ordinary Shares, and in the event of any such assignment and/or delegation, all references in this Agreement to Parent, Alkaloida, TDC, SPH or Merger Sub, as the case may be, shall be deemed to instead refer to such Affiliate; and (b) other than as permitted by Section 8.9(a), neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect. Except as specifically provided in Section 4.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.10.    Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by an internationally recognized overnight air courier (such as DHL or Federal Express), three business days after delivery to such courier; (c) if sent by facsimile transmission before 5:00 p.m. in New York, when transmitted and receipt is confirmed; (d) if sent by email (with electronic confirmation of receipt) upon electronic confirmation of receipt or (if received on a non-business day) on the first business day following electronic confirmation of receipt; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent, Alkaloida, TDC, SPH or Merger Sub:

Sun Pharmaceutical Industries Ltd.

Attention: Erik Zwicker, Vice President & General Counsel

erik.zwicker@sunpharma.com

with a copy (which shall not constitute notice) to:

Herzog, Fox & Neeman

Herzog Tower

6 Yitzhak Sade St.

Tel Aviv, 6777506, Israel

Attention: Nir Dash; Niv Sivan

Email: dashn@herzoglaw.co.il; sivann@herzoglaw.co.il

and an additional copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Michael Davis

Email: michael.davis@davispolk.com

if to the Company:

c/o Taro Pharmaceuticals U.S.A., Inc.

3 Skyline Drive

Hawthorne, NY 10532

Attention: William J. Coote

Facsimile: (914) 345-9431

Email: William.Coote@Taro.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022 (USA)

Attention: Richard Alsop; George Karafotias

Email: richard.alsop@shearman.com; gkarafotias@shearman.com

and an additional copy (which shall not constitute notice) to:

Meitar | Law Offices

16 Abba Hillel Rd.,

Ramat Gan, Israel

Attention: Clifford M.J. Felig; Benjamin Bekkerman

Email: cfelig@meitar.com; benjaminb@meitar.com

and an additional copy (which shall not constitute notice) to the Special Committee as set forth below.

if to the Special Committee:

c/o Linda Benshoshan

Email: linda@lindabs.co.il

with a copy (which shall not constitute notice) to:

Goldfarb Gross Seligman & Co.

One Azrieli Center

Round Tower

Tel Aviv, Israel

Attention: Adam M. Klein; Daniel P. Kahn

Facsimile: +972-3-521-2212

Email: adam.klein@goldfarb.com; daniel.kahn@goldfarb.com

and an additional copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001-8602

Attention: Maxim (Max) Mayer-Cesiano; Mike Ringler

Facsimile: +1-917-777-2509

Email: maxim.mayercesiano@skadden.com; mike.ringler@skadden.com

8.11.    Cooperation. The Company agrees to reasonably cooperate with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

8.12.    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

8.13.    Construction.

(a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)   The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)   As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)   Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(e)   The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)    All references to “$” or “dollars” in this Agreement shall mean U.S. dollars. All references to “NIS” in this Agreement shall mean New Israeli Shekels. All references to “business days” shall mean days on which banks are open for business in New York and in the State of Israel.

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In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Taro Pharmaceutical Industries Ltd.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer

Sun Pharmaceutical Industries Ltd.

By:	/s/ C.S. Muralidharan
Name:	C.S. Muralidharan
Title:	Chief Financial Officer

Alkaloida Chemical Company ZRT

By:	/s/ Peter Andreidesz
Name:	Peter Andreidesz
Title:	Director

The Taro Development Corporation

By:	/s/ Sudhir Valia
Name:	Sudhir Valia
Title:	Director

Sun Pharma Holdings

By:	/s/ Rajesh Shah
Name:	Rajesh Shah
Title:	Director

Libra Merger Ltd.

By:	/s/ Erik Zwicker
Name:	Erik Zwicker
Title:	Director

[Signature Page to Agreement of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

Acquired Corporations. “Acquired Corporations” shall mean: (a) the Company; (b) each of the Company’s Subsidiaries; and (c) any other Entity that has been merged with or into, or that is a predecessor to, any of the Entities identified in clauses “(a)” or “(b)” above.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal, offer or indication of interest from any Person, relating to any direct or indirect acquisition or purchase, in one (1) transaction or a series of transactions, of assets or businesses that constitute fifteen percent (15%) or more of the consolidated net revenues, net income, or assets (based on the fair market value thereof) of the Company and the Company Subsidiaries, taken as a whole (an “Asset Sale Transaction”), or fifteen percent (15%) or more of any class of voting or equity securities of the Company, any tender offer or exchange offer or issuance of voting or equity securities that if consummated would result in any Person beneficially owning fifteen percent (15%) or more of any class of voting or equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or wholly owned Company Subsidiary pursuant to which any Person or the stockholders of any Person would own fifteen percent (15%) or more of any class of voting or equity securities of the Company or of the surviving company or of any resulting parent company of the Company under such transaction, other than the Contemplated Transactions.

Affiliate. “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common control with, such first Person.

Agreement. “Agreement” shall mean the Agreement of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Code. “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Companies Law. “Companies Law” shall mean the Israeli Companies Law 5759-1999, as amended, and all rules and regulations promulgated thereunder.

Company 102 Shares. “Company 102 Shares” shall mean all shares issued and subject to tax under section 102 of the Ordinance and held by the Section 102 Trustee.

Company Associate. “Company Associate” shall mean any current officer or other employee, or current independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Contract. “Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any property or asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

Company Founder Shares. “Company Founder Shares” shall mean the founder shares, nominal value NIS 0.00001 per share, of the Company.

Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any effect, change, event or circumstance (each, an “Effect”) that, considered together with all other Effects, has a material adverse effect on: (a) the business, assets, liabilities, condition (financial or otherwise), operations or results of operations of the Acquired Corporations taken as a whole; or (b) the ability of the Company to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement; provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) changes in the economy or financial markets (including credit markets) in general, (ii) changes in the economic, business, financial or regulatory environment generally affecting any of the industries in which the Company and its Subsidiaries operate, (iii) changes in law or applicable accounting regulations or principles or interpretations thereof, (iv) changes that arise out of the existence or announcement of this Agreement or out of actions required by this Agreement or the Contemplated Transactions, (v) acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt in any material manner the business or operations of the Company or any of its material Subsidiaries), (vi) any failure, in and of itself, of the Company to achieve any projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics (provided that the cause or basis for the Company’s failure to meet such projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics shall not be excluded from the determination of whether a Material Adverse Effect has occurred) and (vii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to this Agreement, the Merger or the other Contemplated Transactions, or the approval thereof; provided, however, that with respect to clauses (i), (ii) and (iii), solely to the extent that the impact of such change or effect is not disproportionately adverse in any material respects to the Company and the Company’s Subsidiaries taken as a whole compared to other companies in the same industry.

Company Option Plans. “Company Option Plans” shall mean: (a) the Company’s 1991 Stock Incentive Plan; and (b) the Company’s 1999 Stock Incentive Plan.

Company Options. “Company Options” shall mean options to purchase Company Ordinary Shares from the Company (whether granted by the Company pursuant to the Company Option Plans, assumed by the Company or otherwise).

Company Ordinary Shares. “Company Ordinary Shares” shall mean the ordinary shares, nominal value NIS 0.0001 per share, of the Company.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean the Merger and the other transactions contemplated by this Agreement.

Continuing Employees. “Continuing Employees” shall mean all employees of the Company and its Subsidiaries as of the Effective Time.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, indenture, bond, loan, conditional sale contract, mortgage, franchise, option, warranty, purchase or sale order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Control. “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee, or executor, or otherwise.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) U.S. federal, state, local or municipal, non-U.S. or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the New York Stock Exchange).

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any U.S. federal, state, local or municipal, non-U.S. or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange).

Order. “Order” shall mean any order, writ, injunction, judgment or decree.

Ordinance. “Ordinance” shall mean the Israeli Income Tax Ordinance (New Version), 1961, and the rules and regulations promulgated thereunder, as may be amended from time to time, including any publications and clarifications issued by the Israeli Tax Authority.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Proxy Statement. “Proxy Statement” shall mean the proxy statement to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meetings.

Representatives. “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and other representatives.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Section 102 Trustee. “Section 102 Trustee” shall mean IBI Trust Management, appointed by the Company to serve as trustee pursuant to Section 102 of the Ordinance and approved by the Israeli Tax Authority.

SEC Reports. “SEC Reports” shall mean the forms, reports, statements, schedules and other materials filed by the Company with the SEC pursuant to the Exchange Act or other Legal Requirements during the period beginning on January 1, 2022 and ending on the day prior to the date hereof.

Securities Laws. “Securities Laws” shall mean, as applicable, (i) in the case of the Schedule 13E-3, any applicable requirements of the applicable U.S. federal securities laws, including the rules and regulations of the SEC thereunder, and (ii) in the case of the Proxy Statement, any applicable requirements of the applicable Israeli securities laws, including the rules and regulations of the Israel Securities Authority thereunder.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

Superior Proposal. “Superior Proposal” shall mean a bona fide written Acquisition Proposal, which would result in a transaction (i) that, if consummated, is more favorable to the Company’s shareholders from a financial point of view than the Contemplated Transactions (taking into account at the time of determination all relevant circumstances the Board of Directors or Special Committee deems proper, including the various legal, financial and regulatory aspects of such proposal, all the terms and conditions of such proposal (including any termination or break-up fees, expense reimbursement provisions and any conditions, potential time delays or other risks to consummation) and this Agreement, and any changes to the terms of this Agreement irrevocably offered by Parent in writing in response to such Acquisition Proposal), and (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Acquisition Proposal, any shareholder approval or other approval requirements and all other financial, regulatory, legal and other aspects of such proposal, and the Parent Restrictive Undertaking (to the extent Parent confirms its intent not to sell Ordinary Shares or vote in favor of the Acquisition Proposal upon notice by the Company of the Acquisition Proposal). For purposes of this definition, the reference to “fifteen percent (15%) or more of” in the definition of “Acquisition Proposal” as it relates to an Asset Sale Transaction will be deemed to be a reference to “the majority of”.

Tax. “Tax” shall mean any U.S. federal, state, local or non-U.S. (including Israeli) tax, including (without limiting the generality of the foregoing) income, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, capital gains, national insurance, healthcare, social security, disability, unemployment, stamp, value added, and any obligations and charges of the same or a similar nature to any of the foregoing, whether disputed or not, in each instance including any interest, penalties or other additions to tax related thereto.

Valid Tax Certificate. “Valid Tax Certificate” shall mean a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the Israel Tax Authority in form and substance reasonably satisfactory to Parent (or to the extent the Israeli Tax Ruling is obtained, the Israeli Paying Agent (provided, that the Israeli Tax Ruling imposes responsibility for withholding solely on the Israeli Paying Agent)), that is applicable to the payments to be made pursuant to this Agreement, stating that no withholding, or a reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding (including the deferral of any withholding or other Tax or the transfer of the withholding Tax amount to a trustee).